UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 8, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31,	December 31,	September 30,	June 30,
	2014	2013	2013	2013
	$	$	$	$
Revenue	199,948	191,490	199,853	193,462
Cost of sales	157,250	153,543	159,872	151,202

Gross profit	42,698	37,947	39,981	42,260

Selling, general and administrative expenses	18,980	18,968	20,547	20,208
Research expenses	2,074	2,008	1,701	1,589

	21,054	20,976	22,248	21,797

Operating profit before manufacturing facility closures, restructuring and other related charges	21,644	16,971	17,733	20,463
Manufacturing facility closures, restructuring and other related charges	1,384	1,647	934	924

Operating profit (loss)	20,260	15,324	16,799	19,539
Finance costs
Interest	831	847	1,261	1,846
Other (income) expense	352	159	190	437

	1,183	1,006	1,451	2,283
Earnings (loss) before income tax expense (benefit)	19,077	14,318	15,348	17,256
Income tax expense (benefit)
Current	457	233	729	1,909
Deferred	6,986	(39,540)	200	226

	7,443	(39,307)	929	2,135

Net earnings (loss)	11,634	53,625	14,419	15,121

Earnings (loss) per share
Basic	0.19	0.88	0.24	0.25
Diluted	0.19	0.86	0.23	0.25
Weighted average number of common shares outstanding
Basic	60,776,649	60,776,649	60,731,173	60,288,991
Diluted	62,019,844	62,170,733	62,072,583	61,584,732

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31,	December 31,	September 30,	June 30,
	2013	2012	2012	2012
	$	$	$	$
Revenue	196,695	189,291	198,476	197,751
Cost of sales	158,389	154,048	163,499	161,629

Gross profit	38,306	35,243	34,977	36,122

Selling, general and administrative expenses	22,959	20,849	19,260	20,653
Research expenses	1,602	1,528	1,530	1,650

	24,561	22,377	20,790	22,303

Operating profit before manufacturing facility closures, restructuring and other related charges	13,745	12,866	14,187	13,819
Manufacturing facility closures, restructuring and other related charges	27,201	3,172	387	14,152

Operating profit (loss)	(13,456)	9,694	13,800	(333)
Finance costs
Interest	1,753	3,147	3,347	3,384
Other (income) expense	160	355	(192)	667

	1,913	3,502	3,155	4,051
Earnings (loss) before income tax expense (benefit)	(15,369)	6,192	10,645	(4,384)
Income tax expense (benefit)
Current	751	969	(888)	353
Deferred	(312)	(464)	659	(848)

	439	505	(229)	(495)

Net earnings (loss)	(15,808)	5,687	10,874	(3,889)

Earnings (loss) per share
Basic	(0.26)	0.10	0.18	(0.07)
Diluted	(0.26)	0.09	0.18	(0.07)
Weighted average number of common shares outstanding
Basic	59,692,751	59,316,858	59,028,088	58,981,435
Diluted	59,692,751	61,036,145	61,054,123	58,981,435

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 7, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2014 and 2013. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 1.7% increase in revenue for the first quarter of 2014 as compared to the first quarter of 2013 primarily due to an increase in selling prices, including the impact of product mix, partially offset by a decrease in sales volume. Gross profit increased 11.5% primarily due to manufacturing cost reductions and an improved product mix partially offset by a decline in sales volume.

As compared to the fourth quarter of 2013, the Company reported a 4.4% increase in revenue for the first quarter of 2014 primarily due to an increase in selling prices, including the impact of product mix, and an increase in sales volume. Gross profit increased 12.5% primarily due to manufacturing cost reductions, an improvement in manufacturing efficiencies and an improved product mix.

Net earnings for the first quarter of 2014 increased to $11.6 million ($0.19 earnings per share, both basic and diluted) from a net loss of $15.8 million ($0.26 loss per share, both basic and diluted) for the first quarter of 2013 and decreased from net earnings of $53.6 million ($0.88 earnings per share basic and $0.86 earnings per share diluted) for the fourth quarter of 2013. The net loss for the first quarter of 2013 included a $26.0 million manufacturing facility closure charge related to the relocation and modernization of the Columbia, South Carolina operation (“South Carolina Project”). The net earnings for the fourth quarter of 2013 included the impact from the recognition of $47.8 million of previously derecognized US deferred tax assets.

On February 6, 2014, the Board of Directors declared a dividend of $0.08 per common share paid on March 31, 2014 to shareholders of record at the close of business March 19, 2014. The aggregate amount of the dividend paid was $4.9 million.

On May 7, 2014, the Board of Directors declared a dividend of $0.08 per common share payable on June 30, 2014 to shareholders of record at the close of business June 17, 2014.

Outlook

In the second quarter of 2014, the Company anticipates revenue growth of 3% to 5% as compared to the second quarter of 2013. Gross margin in the second quarter of 2014 is expected to be similar to the first quarter of 2014. Adjusted EBITDA for the second quarter of 2014 is expected to be 3% to 5% higher than the second quarter of 2013.

Results of Operations

Revenue

Revenue for the first quarter of 2014 totalled $199.9 million, a $3.3 million or 1.7% increase from $196.7 million for the first quarter of 2013. Selling prices, including the impact of product mix, increased approximately 5% in the first quarter of 2014 compared to the first quarter of 2013 primarily due to higher prices of equivalent units to pass through raw material cost increases and improved mix from a reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products. Sales volume for the first quarter of 2014 decreased approximately 3% compared to the first quarter of 2013 primarily due to a reduction in sales of lower margin products and a net decline in carton sealing tapes. The Company believes that a portion of the decrease in carton sealing tapes sales volume was due to the overall industry decrease in corrugated box sales volume during the first quarter of 2014.

Revenue for the first quarter of 2014 increased $8.5 million or 4.4% from $191.5 million for the fourth quarter of 2013. Selling prices, including the impact of product mix, increased approximately 2% in the first quarter of 2014 compared to the fourth quarter of 2013 primarily due to a shift in the mix from the reduction in sales of certain carton sealing tapes. Sales volume for the first quarter of 2014 increased approximately 2% compared to the fourth quarter of 2013 primarily due to increased sales of woven products.

Gross Profit and Gross Margin

Gross profit totalled $42.7 million for the first quarter of 2014, a $4.4 million or 11.5% increase from $38.3 million for the first quarter of 2013. Gross margin was 21.4% in the first quarter of 2014 and 19.5% in the first quarter of 2013. As compared to the first quarter of 2013, gross profit increased primarily due to manufacturing cost reductions and an improved product mix partially offset by a decline of approximately 3% in sales volume. Gross margin increased primarily due to manufacturing cost reductions and an improved product mix.

Gross profit for the first quarter of 2014 increased $4.8 million or 12.5% from $37.9 million in the fourth quarter of 2013. Gross margin was 21.4% in the first quarter and 19.8% in the fourth quarter of 2013. As compared to the fourth quarter of 2013, gross profit and gross margin increased primarily due to manufacturing cost reductions, an improvement in manufacturing efficiencies and an improved product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $19.0 million for the first quarter of 2014, a $4.0 million or 17.3% decrease from $23.0 million in the first quarter of 2013. SG&A decreased primarily due to a decrease in stock-based compensation expense as well as the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013. The decrease in stock-based compensation expense was primarily related to (i) the impact of a decrease in the Company’s share price on Stock Appreciation Rights (“SAR”) expense (benefit) in the first quarter of 2014 and (ii) the impact of SAR forfeitures in the first quarter of 2014.

SG&A was approximately the same in the first quarter of 2014 as compared to $19.0 million in the fourth quarter of 2013. Decreases in stock-based compensation expense were offset by a normal seasonal increase in professional fees; an increase in variable compensation expenses resulting from differences in estimates of annual expected amounts; and an increase in the provision for severances relating to the departure of the Chief Financial Officer in January 2014.

Research Expenses

Research expenses totalled $2.1 million for the first quarter of 2014, a $0.5 million or 29.4% increase from $1.6 million for the first quarter of 2013 and a $0.1 million or 3.2% increase from $2.0 million in the fourth quarter of 2013. These increases were primarily to support the South Carolina Project and other manufacturing cost reduction programs.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced plans related to the South Carolina Project. This initiative resulted in a $0.5 million charge for the first quarter of 2014 primarily related to workforce retention and equipment relocation costs. Capital expenditures for the South Carolina Project since inception have totalled $33.7 million. Capital expenditures recorded in the first quarter of 2014 for this project were $9.2 million which include $2.2 million of improvements to the real estate in Blythewood, South Carolina.

During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. This initiative is expected to result in total charges of approximately $1.0 million primarily related to equipment relocation costs. Total costs incurred were $0.6 million in the first quarter of 2014 and $0.1 million in the fourth quarter of 2013 with the remainder expected to be recorded in the second quarter of 2014.

Finance Costs

Finance costs for the first quarter of 2014 totalled $1.2 million, a $0.7 million or 38% decrease from $1.9 million of finance costs for the first quarter of 2013, primarily due to lower interest expense as a result of lower average cost of debt and lower average amount of debt outstanding. Finance costs for the first quarter of 2014 increased $0.2 million or 18% from $1.0 million for the fourth quarter of 2013, primarily due to the recovery of unclaimed property recognized in the fourth quarter of 2013.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The recognition of US deferred tax assets during the fourth quarter of 2013 has led to a more normalized effective tax rate in the US jurisdiction as income tax expense is recorded upon the utilization of the recognized deferred tax assets. The effective tax rate was 39.0% and negative 2.9% for the first quarter of 2014 and the first quarter of 2013, respectively. The effective tax rate for the first quarter of 2014 is based on total income tax expense of $7.4 million on $19.1 million of earnings before income taxes. The increase in the effective tax rate is primarily due to (i) the fact that the US deferred tax assets were previously derecognized until the fourth quarter of 2013 and (ii) the impact of tax expense recorded in the first quarter of 2013 on losses before income taxes for stock options exercised and state income taxes.

Cash taxes paid of $0.1 million during the first quarter of 2014 primarily related to US state income taxes. Income tax expense recorded for GAAP purposes of $7.4 million primarily related to the utilization of US deferred tax assets, which has no effect on cash taxes paid.

Net Earnings (Loss)

Net earnings for the first quarter of 2014 totalled $11.6 million, a $27.4 million increase from net loss of $15.8 million for the first quarter of 2013 and a $42.0 million decrease from net earnings of $53.6 million for the fourth quarter of 2013. The increase in net earnings for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 relating to the South Carolina Project. The decrease in net earnings for the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to the recognition of $47.8 million of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation to Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	$	$	$
Net earnings (loss)	11.6	53.6	(15.8)
Manufacturing facility closures, restructuring and other related charges	1.4	1.6	27.2
Stock-based compensation expense (benefit)	(1.0)	0.1	1.8
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3
Income tax effect of these items	(0.2)	(2.9)	0.5

Adjusted net earnings	11.8	52.5	15.0

Earnings (loss) per share
Basic	0.19	0.88	(0.26)
Diluted	0.19	0.86	(0.26)
Adjusted earnings per share
Basic	0.19	0.86	0.25
Diluted	0.19	0.84	0.24
Weighted average number of common shares outstanding
Basic	60,776,649	60,776,649	59,692,751
Diluted	62,019,844	62,170,733	59,692,751

Adjusted net earnings totalled $11.8 million for the first quarter of 2014, a $3.2 million decrease from $15.0 million for the first quarter of 2013 and a $40.7 million decrease from $52.5 million in the fourth quarter of 2013. The decrease in adjusted net earnings for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to an increase of $7.7 million in income tax expense partially offset by an increase of $4.4 million in gross profit. The decrease in adjusted net earnings for the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to the recognition of $47.8 million of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	$	$	$
Net earnings (loss)	11.6	53.6	(15.8)
Interest and other expense	1.2	1.0	1.9
Income tax expense (benefit)	7.4	(39.3)	0.4
Depreciation and amortization	6.0	6.9	7.1

EBITDA	26.3	22.2	(6.4)
Manufacturing facility closures, restructuring and other related charges	1.4	1.6	27.2
Stock-based compensation expense (benefit)	(1.0)	0.1	1.8
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3

Adjusted EBITDA	26.7	24.0	24.0

Adjusted EBITDA totalled $26.7 million for the first quarter of 2014, a $2.7 million or 11.1% increase from $24.0 million for both the first and fourth quarters of 2013. The increase in adjusted EBITDA for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to higher gross profit. The increase in adjusted EBITDA for the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to higher gross profit partially offset by higher SG&A.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2013. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2013.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased by four days from 53 in the first quarter of 2013 to 57 in the first quarter of 2014 and remained unchanged from 57 in the fourth quarter of 2013. Inventories increased $9.9 million to $104.2 million as of March 31, 2014 from $94.3 million as of December 31, 2013 in anticipation of higher sales volume in the second quarter of 2014 and a larger inventory build to prepare for the transfer of production related to the South Carolina Project. The Company expects Days Inventory to remain in the mid 50’s during the second quarter of 2014.

The Company uses Days Sales Outstanding (“DSOs”) to measure trade receivables. DSOs increased by two days from 40 in the first quarter of 2013 to 42 in the first quarter of 2014 and increased by four days from 38 in the fourth quarter of 2013. Trade receivables increased $13.7 million to $92.3 million as of March 31, 2014 from $78.5 million as of December 31, 2013 primarily due to an increase in the amount and timing of revenue invoiced in the first quarter of 2014. DSOs are expected to remain in the low 40’s during the second quarter of 2014.

The calculations are shown in the following tables:

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
Cost of sales (1)	$157.3	$153.5	$158.4
Days in quarter	90	92	90

Cost of sales per day (1)	$1.75	$1.67	$1.76
Average inventory (1)	$99.3	$94.4	$93.0

Days inventory	57	57	53

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day (Beginning inventory + Ending inventory) ÷ 2 =

Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
Revenue (1)	$199.9	$191.5	$196.7
Days in quarter	90	92	90

Revenue per day (1)	$2.22	$2.08	$2.19
Trade receivables (1)	$92.3	$78.5	$87.6

DSOs	42	38	40

DSOs is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSOs

Accounts payable and accrued liabilities increased $1.5 million to $78.0 million as of March 31, 2014 from $76.4 million as of December 31, 2013, primarily due to the timing of payments for inventory and SG&A. These increases were partially offset by annual payments made in 2014 for 2013 liabilities relating to volume rebates provided to customers and variable compensation expenses.

Liquidity

The Company has access to a $200 million asset-based loan facility (“ABL facility”) through February 2017 that provides liquidity to the Company. As of March 31, 2014, the Company had qualified availability under the ABL facility of $151.7 million, against which the Company had a total draw of $100.6 million, resulting in loan availability of $51.1 million. In addition, the Company had $5.8 million of cash, yielding cash and loan availability of $56.9 million as of March 31, 2014.

The Company believes it has enough funds from cash flows from operating activities, funds available under the ABL facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operations and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base as determined monthly. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of March 31, 2014, the Company had a total draw of $100.6 million against its ABL facility, which consisted of $97.6 million of borrowings, $1.4 million of standby letters of credit, and $1.5 million of documentary letters of credit.

The Company had total cash and loan availability of $56.9 million as of March 31, 2014 and $50.3 million as of December 31, 2013. The increase of $6.6 million or 13.2% is primarily due to an increase in the ABL facility’s borrowing base due to increases in eligible accounts receivable and inventory in addition to an increase in cash partially offset by an increase in the total draw against the ABL facility. The Company had total cash and loan availability under its ABL facility exceeding $55 million as of May 7, 2014.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during the first quarter of 2014 and had a fixed charge ratio greater than 1.0 to 1.0 as of March 31, 2014.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of March 31, 2014 the Company had secured real estate mortgage financing of $23.7 million, a portion of which is subject to financial covenants. These covenants are determined at the end of each fiscal month, and the Company has been in compliance with these covenants.

As of March 31, 2014, the Company had outstanding permitted purchase money debt of $24.7 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $20.3 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%, respectively, for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company financed two schedules totalling $5.3 million in 2012, two schedules totalling $16.9 million in 2013, and one schedule for $3.5 million in the first quarter of 2014.

Cash Flows

Cash flows from operations before changes in working capital items increased in the first quarter of 2014 by $6.5 million or 34.1% to $25.6 million from $19.1 million in the first quarter of 2013 and increased $4.5 million or 21.7% to $25.6 million from $21.0 million in the fourth quarter of 2013. The increase in cash flows from operations before changes in working capital for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to higher gross profit and a decrease in cash costs related to manufacturing facility closures, restructuring and other related charges. The increase in cash flows from operations before changes in working capital for the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to higher gross profit.

Cash flows from working capital items decreased in the first quarter of 2014 by $8.7 million to $20.7 million use of cash from $11.9 million use of cash in the first quarter of 2013 and decreased $22.6 million to $20.7 million use of cash from $1.9 million source of cash in the fourth quarter of 2013. The increase in the use of cash in the first quarter of 2014 compared to the first quarter of 2013 was primarily due to (i) the increase in inventory discussed above, (ii) an increase in prepaid expenses at the end of the first quarter of 2014 to fund April 2014 compensation payments through our external payroll service provider and (iii) the non-recurrence of an environmental provision recorded for the South Carolina Project in the first quarter of 2013 which will not require significant payments until the Columbia, South Carolina manufacturing facility is closed. The increase in the use of cash was partially offset by higher accounts payable and accrued liabilities relating to accrued variable compensation from 2013 that was paid in the second quarter of 2014. The decrease in the source of cash in the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to an increase in trade receivables and inventory, partially offset by an increase in accounts payable and accrued liabilities, all of which are discussed in the Working Capital section above.

Cash flows used for investing activities increased in the first quarter of 2014 by $10.3 million to $14.5 million from $4.1 million in the first quarter of 2013. The increase for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to higher capital expenditures related to the South Carolina Project in the first quarter of 2014 and the non-recurrence of proceeds from the sale of the Brantford, Ontario manufacturing facility in the first quarter of 2013.

Total expenditures in connection with property, plant and equipment were $14.4 million, $5.8 million and $12.3 million for the first quarter of 2014, the first quarter of 2013 and the fourth quarter of 2013, respectively.

Cash flows from financing activities in the first quarter of 2014 were $12.9 million, including an $18.7 million net increase in debt. Cash flows used in financing activities in the first quarter of 2013 were $3.0 million, including a $1.7 million net repayment of debt. The increase of $15.9 million from financing activities in the first quarter of 2014 compared to the cash flows used in financing activities in the first quarter of 2013 was primarily due to a net increase in debt related to an increase in capital expenditures for the South Carolina Project, working capital requirements and payment of a dividend.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, decreased in the first quarter of 2014 by $10.8 million to an outflow of $9.5 million from an inflow of $1.3 million in the first quarter of 2013 and decreased $20.1 million to an outflow of $9.5 million from an inflow of $10.6 million for the fourth quarter of 2013. The decrease in free cash flows for the first quarter of 2014 compared to the first quarter of 2013 was primarily due to increased capital expenditures related to the South Carolina Project. The decrease in free cash flows for the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to the seasonal increase in working capital requirements in the first quarter of 2014.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	$	$	$
Cash flows from operating activities	4.9	22.9	7.1
Less purchases of property, plant and equipment and other assets	(14.4)	(12.3)	(5.8)

Free cash flows	(9.5)	10.6	1.3

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $12.5 million as of March 31, 2014. It is expected that such amounts will be paid out in the next twelve months and will be funded by the ABL facility discussed above.

Contractual Obligations

As of March 31, 2014, there were no material changes to the contractual obligations set forth in the Company’s 2013 annual audited consolidated financial statements outside the ordinary course of the Company’s business. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2013.

Capital Stock and Dividends

As of March 31, 2014, there were 60,776,649 common shares of the Company outstanding.

During the first quarter of 2014, there were 450,000 stock options granted and 140,000 stock options forfeited.

The Company paid a dividend of $0.08 per common share on March 31, 2014 to shareholders of record at the close of business on March 19, 2014.

On May 7, 2014 the Board of Directors declared a dividend of $0.08 per common share payable on June 30, 2014 to shareholders of record at the close of business June 17, 2014.

The dividends paid and payable by the Company on June 30, 2014 and March 31, 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Financial Risk, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three months ended March 31, 2014. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2013 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

The Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of March 31, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2014 and 2013 in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2013 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer the implementation of IFRS 9 to a date to be announced. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Interim Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Interim Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2014 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”) and are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as current beliefs and assumptions of the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company does not undertake any obligation to publicly update these statements unless applicable securities laws require it to do so.